August 5, 2022

Via Edgar

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re:	Haleon plc Registration Statement on Form F-1, filed on July 28, 2022
(File No. 333-266358), as amended by Pre-Effective Amendment No. 1, filed on August 5, 2022 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Haleon plc hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Daylight Time, on August 9, 2022, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John Horsfield-Bradbury at Sullivan & Cromwell LLP at +44-20-7959-8491.

Securities and Exchange Commission	-2-

Sincerely,

Haleon plc

By:	/s/ Amanda Mellor

Name: Amanda Mellor
Title: Company Secretary

cc:	John Horsfield-Bradbury

(Sullivan & Cromwell LLP)